December 19, 2024

James O'Rourke
Chief Executive Officer
Powerdyne International, Inc.
45 Main Street
North Reading , Massachusetts 01864

       Re: Powerdyne International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed May 8, 2024
           File No. 000-53259
Dear James O'Rourke:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page F-2

1.     In future filings, please disclose that your auditor, Olayinka Oyebola &
Co.
       (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for
       U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in
       your securities. Refer to the Securities and Exchange Commission   s
press release,
       available at https://www.sec.gov/newsroom/press-releases/2024-157.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
 December 19, 2024
Page 2

action or absence of action by the staff.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology